UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Verity, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

92343C106 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92343C106

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Gary J. Sbona
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 3,023,867** 6. Shared Voting Power 7. Sole Dispositive Power 3,023,867** 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,023,867**
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.4%
12.	Type of Reporting Person (See Instructions) IN

**	Consists solely of shares which may be acquired within 60 days of December 31, 2004, upon the exercise of stock options.

Item 1.	(a)	Name of Issuer Verity, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 894 Ross Drive Sunnyvale, CA 94089

Item 2.	(a)	Name of Person Filing Gary J. Sbona

	(b)	Address of Principal Business Office or, if none, Residence c/o Verity, Inc. 894 Ross Drive Sunnyvale, CA 94089

	(c)	Citizenship United States of America

	(d)	Title of Class of Securities Common Stock, Par Value $0.001 per share

	(e)	CUSIP Number 92343C106

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership

	(a)	Amount Beneficially Owned: 3,023,867**

	(b)	Percent of Class: 7.4%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 3,023,867**

		(ii)	Shared power to vote or to direct the vote

		(iii)	Sole power to dispose or to direct the disposition of 3,023,867**

		(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. N/A

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of a Group N/A

Item 10.

Certification

(a)    The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

N/A

(b)    The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

N/A

**	Consists solely of shares which may be acquired within 60 days of December 31, 2004, upon the exercise of stock options.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 7, 2005

By:	/s/ Gary J. Sbona
Name:	Gary J. Sbona
Title:	Executive Chairman of the Board